Filed by Providian Financial Corporation
                                                  Pursuant to Rule 425 under the
                                         Securities Act of 1933 and deemed filed
                                               pursuant to Rule 14a-12 under the
                                                 Securities Exchange Act of 1934
                                            Subject Company: Providian Financial
                                                                     Corporation
                                                  Commission File No.: 001-12897


                2ND QUARTER 2005 EARNINGS CONFERENCE CALL SCRIPT

IMPORTANT LEGAL INFORMATION

This communication contains information about the proposed merger transaction involving Washington Mutual, Inc. and Providian Financial Corporation. In connection with the proposed transaction, Washington Mutual has filed a registration statement on Form S-4 with the SEC containing a preliminary proxy statement/prospectus for the shareholders of Providian, and Washington Mutual and Providian will each be filing other documents regarding the proposed transaction with the SEC as well. Before making any voting or investment decision, investors are urged to read the definitive proxy statement/prospectus regarding the proposed transaction and any other relevant documents carefully in their entirety when they become available because they will contain important information about the proposed transaction. The definitive proxy statement/prospectus will be mailed to Providian's shareholders. The registration statement containing the proxy statement/prospectus and other documents are available free of charge at the SEC's Internet site (http://www.sec.gov). The definitive proxy statement/prospectus (when it is available) and the other documents may also be obtained for free by accessing Washington Mutual's website at www.wamu.com under the tab "About WaMu" and then under the heading "Investor Relations" or by accessing Providian's website at www.providian.com under the tab "About Providian" and then under the heading "Investor Relations."

Washington Mutual, Providian and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Washington Mutual's directors and executive officers is available in Washington Mutual's proxy statement for its 2005 annual meeting of shareholders and Washington Mutual's 2004 Annual Report on Form 10-K, which were filed with the SEC on March 23, 2005 and March 14, 2005, respectively, and information regarding Providian's directors and executive officers is available in Providian's proxy statement for its 2005 annual meeting of shareholders and Providian's Annual Report of Form 10-K, which were filed with the SEC on March 31, 2005. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of Providian shareholders in connection with the proposed transaction is included in the preliminary proxy statement/prospectus, which is available now, and will be included in the definitive proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

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   o Good afternoon everyone and welcome to Providian Financial's second quarter
     2005 earnings conference call. Joining us today are Joe Saunders, chairman and chief executive officer, Tony Vuoto, chief financial officer, and Barry Hutton and Victoria Hyde-Dunn of our Investor Relations team.

   o This call is being web cast live over the Internet. It can currently be accessed on the investor relations section of our Web site at www.providian.com. A replay of the web cast will also be archived on our site. The script of today's prepared comments is currently available on our web site in the investor relations section.

   o I want to remind you that any outlook for the future addressed in the call today is subject to risks and uncertainties that can cause future results to vary from expectations. Please refer to our SEC filings, including the risk factors described in our annual report for 2004 on Form 10-K, for more information on these risks and uncertainties and on the limitations that apply to our forward-looking statements.

   o For historical non-GAAP financial information disclosed in this call, the related GAAP measures and other information required by Regulation G of the SEC are available in the financial and statistical summary accompanying our second quarter earnings release. This can also be accessed through the investor relations section of our web site.

   o With that said, I'll turn the call over to Joe.

   o Thanks Jack.

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   o And thanks to all of you for joining us this afternoon. Earlier today, we reported second quarter net income of $225.3 million, or fully diluted earnings per share of $0.67. We are quite pleased with these results coming off a similarly solid first quarter and I think it puts us on a strong foundation as we move forward with our expected merger with Washington Mutual.

   o While the quarter was positively impacted by the resolution of two outstanding state tax audits that resulted in a benefit to net income of $0.18 per diluted share, $0.12 of which was reflected in our tax line, the core operating business continued to perform quite well. Our adjusted margin and risk-adjusted margin on average managed loans both increased in the quarter and ended the period at 9.8% and 11.1%, respectively. The underlying improvement in these ratios was driven both by an expanding managed net interest margin and further improvement to our managed loss rate during the period.

   o As expected, we began the second quarter with good traction in new receivables generation and that only increased as we moved through the period. Total managed receivables rose in the period by close to $500 million, an annualized growth rate of over 10%, leaving us confident in our ability achieve our mid-to-high single digit managed receivables growth goal for the year.

   o New account generation was also strong in the quarter as we added close to 550,000 gross new accounts. More importantly, on a net basis, we reached an inflection point, adding over 100,000 accounts, bringing total accounts to
     9.5 million at quarter's end.

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   o At the end of the second quarter we had close to $1.2 billion in partnership receivables and we look for continuing contributions from this channel over the back half of the year. We do not expect any fundamental changes in our relationships with our present partners pending the merger.

   o Credit quality was solid during the quarter in spite of an increase in bankruptcy filings. Delinquency flows were down in the period and managed net credit losses were essentially flat to the ending level of the first quarter. Our managed net credit loss rate declined quarter over quarter and at 8.31%, was the lowest level we have experienced since the third quarter of 2000. Additionally, our managed net credit loss rate for the month of June cracked the 8% level, ending the period at 7.97% and our securitization trust experienced its first single digit loss rate since December 2000.

   o Finally, to reiterate some of the points made yesterday on Washington Mutual's earnings call. The integration process with them is well under way
     - we have integration teams in place and are prepared to hit the ground running on day one after closing, which we still expect to be early in the fourth quarter. We are excited about this opportunity and our ability to leverage our core competencies, not only in further growing the credit card business, but in contributing to the overall growth of Washington Mutual. This is truly a transformational event for both of our Companies.

   o With that I'll turn the call over to Tony.

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FINANCIAL RESULTS

   o Thanks Joe...

   o Earnings in the second quarter were once again driven by solid revenues from both interest and non-interest income. Managed net interest income in the quarter was $569 million and the net interest margin on average managed loans was 12.7%.

   o Total managed non-interest income was $305 million for the quarter and was positively impacted by securitization gains, specifically write-ups in the value of our interest only strips and a slight reduction in the discount rates on our retained subordinated interests. These two items totaled approximately $35 million to income, or $0.06 per diluted share.

   o Our managed non-interest income margin in the quarter was 6.7%, or 6.0% after the effect of the securitization gains.

   o Taken together with the improvement in our managed net credit loss rate, the managed revenue in the quarter yielded a 9.8% adjusted margin on average managed loans versus 9.5% in the first quarter and a 11.1% risk-adjusted margin on average managed loans versus 10.1% in the prior quarter.

   o As a result of continued improvements in our credit quality, our allowance for credit losses declined by approximately $17 million on a sequential quarter basis. This put our total allowance at approximately $422 million at the end of the quarter, representing a 6.1% coverage ratio for on balance sheet loans, which was essentially flat to the first

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     quarter's ratio. We continue to expect to incrementally add to our provision over the back half of 2005 as a result of further receivables growth and the seasoning of our on-balance sheet portfolio.

   o Our managed 30+ day delinquency rate declined in the second quarter, falling to 4.8% from 5.2% at the end of the first quarter while we saw improvement in the total delinquency dollars as well.

   o Our managed net credit losses totaled approximately $377 million during the quarter, essentially unchanged from the first quarter. The rate however, fell from 8.4% at the end of the first quarter to 8.3% as our average managed loans increased by close to $200 million during the period. And as Joe mentioned earlier, for the month of June, the rate actually fell through the 8% level.

   o Non-interest expense, excluding advertising and solicitation, was essentially flat to the first quarter, excluding the aforementioned resolution of outstanding tax audits from which we recognized $32 million from the reversal of interest expense accruals.

   o We again ended the quarter with a strong balance sheet, with liquidity totaling $4.9 billion, which represented approximately 20% of managed assets, in-line with our expectations. Our deposit level was modestly lower than the first quarter, ending the period at $8.8 billion.

   o Capital totaled $3.1 billion at the end of the second quarter, which represented approximately 17% of managed receivables and 45% of reported loans. Total capital and reserves represented approximately

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     51% of reported loans at quarter end. Our capital ratios at Providian
     National Bank also continued to improve sequentially.

   o That concludes my comments so I'll turn the call back over to Joe.

   o Thanks Tony.

   o Let me reiterate that we are confident in achieving the financial guidance we have provided you over the past two quarters, including our growth trajectory. Of course, this is not inclusive of any actions that could be taken if the closing of the merger occurs as expected, and our growth goals do not include any opportunities arising from the merger.

   o And finally before we take questions, let me just say that this management team is proud of what we and all of the employees at Providian have accomplished so far this year, and more importantly over the past three years. We all look forward to the continued success of our business in the future.

   o With that we are ready to take questions. Operator...

   o Q & A Period

   o CLOSING - Thank you very much, operator. If anyone has follow up questions, please feel free to give me a call.



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